United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of March 2009

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

A summary of the decisions unanimously taken at an extraordinary meeting of the Board of Directors of ARACRUZ CELULOSE S.A., held at 12:00 a.m. on March 6, 2009, at the company’s branch office located at Av. Brigadeiro Faria Lima, nº 2,277 – 4th floor, in the city of São Paulo (SP), Brazil.

Summary:

1.	The effective board members Carlos Alberto Vieira, Ernane Galvêas, João Carlos Chede and Isaac Selim Sutton all handed in their resignations.

Letters of resignation from the alternate board members Rossano Maranhão Pinto and Roberto Ruhman were also presented.

2.	The abovementioned resignations left vacant the position of Chairman of the Board of Directors, and Mr. Raul Calfat was designated to occupy the post, until the end of the former chairman’s term of office.

3.	In view of the resignations mentioned in item 1 above, the Board of Directors of ARACRUZ decided, under the terms of article 16 of the company’s by-laws, together with the provisions in the main clause of article 150 of Law nº 6,404/76, to appoint as replacements for the four effective members Messrs JOÃO CARVALHO DE MIRANDA, PAULO

HENRIQUE DE OLIVEIRA SANTOS, WANG WEI CHANG and CARLOS AUGUSTO LIRA AGUIAR. The positions of the alternate members have been left open, until a later date.

4.	The abovementioned newly-appointed effective board members will exercise their respective mandates until the next general meeting of the company’s shareholders, and will be entitled to the same remuneration as that ascribed to the members they are replacing.

São Paulo (SP) Brazil, March 6, 2009. Marcos Grodetzky Director of Investor Relations

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 9, 2009

ARACRUZ CELULOSE S.A. By: /s/ Marcos Grodetzky Name: Marcos Grodetzky Title: Investor Relations Officer